CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$773,000	$89.82

Pricing supplement no. 27
To prospectus dated November 7, 2014,
prospectus supplement dated November 7, 2014,
product supplement no. 4a-I dated November 7, 2014 and
underlying supplement no. 1a-I dated November 7, 2014

Registration Statement No. 333-199966 Dated November 19, 2014 Rule 424(b)(2)

Structured Investments	$773,000 Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF due November 24, 2015

General

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Market Vectors Gold Miners ETF (the “Fund”) is greater than or equal to 60% of the Initial Share Price, which we refer to as the Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•	The notes will be automatically called if the closing price of one share of the Fund is greater than or equal to the Initial Share Price on any Review Date (other than the final Review Date). The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is February 19, 2015.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	The Market Vectors Gold Miners ETF (Bloomberg ticker: GDX)
Contingent Interest Payments:

If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $23.75 (equivalent to an interest rate of 9.50% per annum, payable at a rate of 2.375% per quarter).

If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	$11.508, which is 60% of the Initial Share Price (subject to adjustments)
Contingent Interest Rate:	9.50% per annum, payable at a rate of 2.375% per quarter, if applicable
Automatic Call:	If the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been automatically called and (i) the Final Share Price is greater than or equal to the Initial Share Price or (ii) a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been automatically called and (i) the Final Share Price is less than the Initial Share Price and (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price, subject to any Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the notes have not been automatically called and (i) the Final Share Price is less than the Initial Share Price and (ii) a Trigger Event has occurred, you will lose some or all of your principal amount at maturity.
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Trigger Level
Monitoring Period	The period from, but excluding, the Pricing Date, to, and including, the final Review Date
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date, which was $19.18
Final Share Price:	The closing price of one share of the Fund on the final Review Date
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund and is set equal to 1.0 on the Pricing Date. See “The Underlyings – Funds – Anti-Dilution Adjustments” in the accompanying product supplement 4a-I for further information.
Pricing Date:	November 19, 2014
Original Issue Date (Settlement Date):	On or about November 24, 2014
Review Dates*:	February 19, 2015, May 19, 2015, August 19, 2015 and November 19, 2015 (final Review Date)
Interest Payment Dates*:	Notwithstanding anything to the contrary in the accompanying product supplement no. 4a-I, the Interest Payment Dates will be February 24, 2015, May 22, 2015, August 24, 2015 and the Maturity Date
Call Settlement Date*:	February 24, 2015, May 22, 2015 and August 24, 2015
Maturity Date*:	November 24, 2015
CUSIP:	48127DV47

*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I.

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement no. 1a-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$773,000	$11,595	$761,405
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $953.90 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

November 19, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no.4a-I and “Risk Factors” in the accompanying underlying supplement no.1a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

JPMorgan Structured Investments —	PS-1
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

Selected Purchase Considerations

•	QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $23.75 per $1,000 principal amount note (equivalent to an interest rate of 9.50% per annum, payable at a rate of 2.375% per quarter). If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if (i) the Final Share Price is greater than or equal to the Initial Share Price or (ii) a Trigger Event has not occurred. However, if the notes have not been automatically called and (i) the Final Share Price is less than the Initial Share Price and (ii) a Trigger Event has occurred, you will lose some or all of your principal amount at maturity.
•	RETURN LINKED TO THE MARKET VECTORS GOLD MINERS ETF — The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index with respect to the Market Vectors Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index composed of publicly traded companies involved primarily in the mining of gold or silver. For additional information about the Market Vectors Gold Miners ETF, see “Fund Descriptions — The Market Vectors Gold Miners ETF” in the accompanying underlying supplement no. 1a-I.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. In determining our reporting responsibilities we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 4a-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.
Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your Notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).
In addition, withholding under legislation commonly referred to as “FATCA” could apply to amounts paid with respect to the Notes.  You should consult your tax adviser regarding the potential application of FATCA to the Notes.
In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in light of your particular circumstances.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I dated November 7, 2014 and “Risk Factors” in the accompanying underlying supplement no. 1a-I dated November 7, 2014.

JPMorgan Structured Investments —	PS-2
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and (i) the Final Share Price is less than the Initial Share Price and (ii) a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Initial Share Price. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Fund. If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier. If the closing price of one share of the Fund on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Fund on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE FUND — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Fund, which may be significant. You will not participate in any appreciation in the price of the Fund. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Fund during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.
•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Trigger Level (i.e., a Trigger Event occurs) and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your principal amount for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Fund subsequently recovers such that the closing price of one share of the Fund is greater than or equal to its Trigger Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus any Contingent Interest Payment at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations

JPMorgan Structured Investments —	PS-3
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, the projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Fund, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Fund;
•	the time to maturity of the notes;
•	whether the closing price of one share of the Fund has been, or is expected to be, less than the Interest Barrier on any Review Date and whether a Trigger Event has occurred or is expected to occur;
•	the likelihood of an automatic call being triggered;
•	the dividend rates on the Fund and the equity securities held by the Fund;
•	interest and yield rates in the market generally;
•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the equity securities held by the Fund trade and correlation among those rates and the price of one share of the Fund;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor, and
•	a variety of other economic, financial, political, regulatory and judicial events.

JPMorgan Structured Investments —	PS-4
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or including in the Underlying Index would have.
•	VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the closing price of one share of the Fund could be less than the Interest Barrier on a Review Date and/or that a Trigger Event could occur. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of one share of the Fund could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. The performance of the Fund will also reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
•	RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Fund are issued by gold or silver mining companies. Because the value of the securities is linked to the performance of the Fund, an investment in these securities will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.
•	NON-U.S. SECURITIES RISK — A portion of the equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the countries issuing those currencies and the United States and between each country and its major trading partners;
•	political, civil or military unrest in the countries issuing those currencies and the United States; and
•	the extent of government surpluses or deficits in the countries issuing those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries issuing those currencies and the United States and other countries important to international trade and finance.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary

JPMorgan Structured Investments —	PS-5
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments —	PS-6
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?

If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $23.75 (equivalent to an interest rate of 9.50% per annum, payable at a rate of 2.375% per quarter). If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the closing price of one share of the Fund is less than the Interest Barrier as a “No-Coupon Date.” The following table reflects the Contingent Interest Rate of 9.50% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$95.00
1 No-Coupon Date	$71.25
2 No-Coupon Dates	$47.50
3 No-Coupon Dates	$23.75
4 No-Coupon Dates	$0.00

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. Each hypothetical payment set forth below assumes an Initial Share Price of $18.00, an Interest Barrier and a Trigger Level of $10.80 (equal to 60% of the hypothetical Initial Share Price) and reflects the Contingent Interest Rate of 9.50% per annum (payable at a rate of 2.375% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Closing Price	Fund Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Fund Return	Payment at Maturity If a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity If a Trigger Event Has Occurred (2)(3)
$32.400	80.00%	$1,023.75	80.00%	$1,023.75	$1,023.75
$30.600	70.00%	$1,023.75	70.00%	$1,023.75	$1,023.75
$28.800	60.00%	$1,023.75	60.00%	$1,023.75	$1,023.75
$27.000	50.00%	$1,023.75	50.00%	$1,023.75	$1,023.75
$25.200	40.00%	$1,023.75	40.00%	$1,023.75	$1,023.75
$23.400	30.00%	$1,023.75	30.00%	$1,023.75	$1,023.75
$21.600	20.00%	$1,023.75	20.00%	$1,023.75	$1,023.75
$20.700	15.00%	$1,023.75	15.00%	$1,023.75	$1,023.75
$19.800	10.00%	$1,023.75	10.00%	$1,023.75	$1,023.75
$18.900	5.00%	$1,023.75	5.00%	$1,023.75	$1,023.75
$18.000	0.00%	$1,023.75	0.00%	$1,023.75	$1,023.75
$17.100	-5.00%	$23.75	-5.00%	$1,023.75	$973.75
$16.200	-10.00%	$23.75	-10.00%	$1,023.75	$923.75
$14.400	-20.00%	$23.75	-20.00%	$1,023.75	$823.75
$13.500	-25.00%	$23.75	-25.00%	$1,023.75	$773.75
$12.600	-30.00%	$23.75	-30.00%	$1,023.75	$723.75
$10.800	-40.00%	$23.75	-40.00%	$1,023.75	$623.75
$10.798	-40.01%	N/A	-40.01%	N/A	$599.90
$9.000	-50.00%	N/A	-50.00%	N/A	$500.00
$7.200	-60.00%	N/A	-60.00%	N/A	$400.00
$5.400	-70.00%	N/A	-70.00%	N/A	$300.00
$3.600	-80.00%	N/A	-80.00%	N/A	$200.00
$1.800	-90.00%	N/A	-90.00%	N/A	$100.00
$0.000	-100.00%	N/A	-100.00%	N/A	$000.00
(1)	The notes will be automatically called if the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price.
(2)	You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier.
(3)	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Trigger Level.

JPMorgan Structured Investments —	PS-7
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: Contingent Interest Payments are paid in connection with each of the Review Dates preceding the third Review Date, the closing price of one share of the Fund is less than the Initial Share Price of $18 on each of the Review Dates preceding the third Review Date and the closing price of one share of the Fund increases from the Initial Share Price of $18 to a closing price of $21.60 on the third Review Date. The investor receives a payment of $23.75 per $1,000 principal amount note in connection with each of the Review Dates preceding the third Review Date. Because the closing price of one share of the Fund on the third Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the third Review Date. In addition, because the closing price of one share of the Fund on the third Review Date is greater than the Initial Share Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,023.75 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $23.75 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. As a result, the total amount paid on the notes over the term of the notes is $1,071.25 per $1,000 principal amount note.

Example 2: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Fund increases from the Initial Share Price of $18 to a Final Share Price of $18.90. The investor receives a payment of $23.75 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and the Final Share Price is greater than the Interest Barrier and the Initial Share Price, regardless of whether a Trigger Event has occurred, the investor receives at maturity a payment of $1,023.75 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $23.75 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,095.00 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 3: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the closing price of one share of the Fund decreases from the Initial Share Price of $18 to a Final Share Price of $10.80. The investor receives a payment of $23.75 per $1,000 principal amount note in connection with two of the Review Dates preceding the final Review Date. Because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Final Share Price is equal to the Interest Barrier, even though the Final Share Price is less than the Initial Share Price, the investor receives at maturity a payment of $1,023.75 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $23.75 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,071.25 per $1,000 principal amount note.

Example 4: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Fund decreases from the Initial Share Price of $18 to a Final Share Price of $14.40. The investor receives a payment of $23.75 per $1,000 principal amount note in connection with two of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Final Share Price is greater than the Interest Barrier but is less than the Initial Share Price, the investor receives at maturity a payment of $823.75 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $23.75 per $1,000 principal amount note and repayment of a portion of the principal equal to $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

The total amount paid on the notes over the term of the notes is $871.25 per $1,000 principal amount note.

Example 5: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Fund decreases from the Initial Share Price of $18 to a Final Share Price of $7.20. The investor receives a payment of $23.75 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Final Share Price is less than the Interest Barrier and the Initial Share Price, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $471.25 per $1,000 principal amount note.

Example 6: The notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Fund decreases from the Initial Share Price of $18 to a Final Share Price of $5.40. Because the notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Final Share Price is less than the Interest Barrier and the Initial Share Price, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-8
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

Historical Information

The following graph sets forth the historical performance of the Market Vectors Gold Miners ETF based on the weekly historical closing prices of one share of the Fund from January 2, 2009 through November 14, 2014. The closing price of one share of the Fund on November 19, 2014 was $19.18. We obtained the closing prices of one share of the Fund below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on any Review Date, including the final Review Date, or any day during the Monitoring Period. We cannot give you assurance that the performance of the Fund will result in the return of any of your principal or the payment of any interest. We make no representation as to the amount of dividends, if any, that the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unafiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in

JPMorgan Structured Investments —	PS-9
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF

this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Market Vectors Gold Miners ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-10
Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF